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                                                                    Exhibit 23.2


                       Consent of Independent Accountants


The Board of Directors
GTS Duratek, Inc.


We consent to incorporation by reference in this registration statement on Form S-8 of GTS Duratek, Inc. of our report dated March 10, 2000, except as to the second paragraph of Note 23, which is as of March 29, 2000, relating to the consolidated balance sheets of GTS Duratek, Inc. and subsidiaries as of December 31, 1999, and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999, and the related schedule, which report appears in the December 31, 1999, annual report on Form 10-K of GTS Duratek, Inc.

/s/ KPMG LLP

Baltimore, Maryland
June 26, 2000